1-15106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
6-14-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 14, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date June 14, 2002

By Luciana Bastos de Freitas Rachid

Name: Luciana Bastos de Freitas Rach
Title: Executive Manager

PETRÓLEO BRASILEIRO S.A.
PETROBRAS

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Listed Company

RELEVANT FACT

BOARD OF DIRECTORS APPROVES ISSUANCE OF PREFERRED SHARES AND OF DEBENTURES AND OTHER SECURITIES CONVERTIBLE INTO PREFERRED SHARES

Petróleo Brasileiro S.A. – Petrobras hereby announces that its Board of Directors approved on June 13, 2002 a global offering of securities in a maximum aggregate amount of US$1.5 billion. The offering will consist of an issuance of preferred shares up to US$1 billion and an issuance of debentures and other securities mandatorily convertible into preferred shares up to US$500 million, with a total maturity of 3 years. The preferred shares may be represented by American depositary shares.

The net proceeds of the offering will be used for general corporate purposes, including funding the Company's investment program in the following years, allowing, at the same time, the maintenance or even the reduction of its financial leverage ratio.

The Company expects to launch the global offering in the third quarter, subject to acceptable prevailing market conditions and to regulatory filings and obtaining of approvals with appropriate regulatory authorities. The final terms of the global offering must be approved by the Board of Directors of the Company.

Rio de Janeiro, June 14, 2002.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

João Pinheiro Nogueira Batista
Chief Financial Officer and Investor Relations Officer

This press release does not constitute an offer to buy or sell any securities. This press release is not an offer or sale of the securities in Brazil or the United States, and the securities may not be sold in Brazil or the United States absent registration, or an exemption from registration when applicable, under the rules and regulations of the Comissão de Valores Mobiliários and the U.S. Securities Act of 1933, as amended. Any public offering of the securities in Brazil or the United States will be made by means of a prospectus containing detailed information regarding the Company and its management, including financial statements.